SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                           INFORMATION TO BE INCLUDED
                         IN STATEMENTS FILED PURSUANT TO
                      RULES 13D-1(b) AND (c) AND AMENDMENTS
                         THERETO FILED PURSUANT TO 13d-2

                               (AMENDMENT NO. 2)*

                        BENCHMARQ MICROELECTRONICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   081603 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           -------------------------

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


                                Page 1 of 6 Pages

CUSIP NO. 081603 10 2              13G             PAGE    2    OF    6    PAGES



1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

        L.J. Sevin


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                                   (b)  [   ]



3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.


                  5     SOLE VOTING POWER
 NUMBER OF              695,120
  SHARES
BENEFICIALLY      6     SHARED VOTING POWER
 OWNED BY               0
EACH REPORTING
 PERSON WITH      7     SOLE DISPOSITIVE POWER
                        695,120


              8     SHARED DISPOSITIVE POWER
                    0


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        695,120

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                 |_|



11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        10.0%

12      TYPE OF REPORTING PERSON*


        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 2 of 6 Pages

Item 1.

            (A)  NAME OF ISSUER.

            Benchmarq   Microelectronics,    Inc.,    a    Delaware  corporation
(the "Issuer").

            (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            The Issuer's principal executive offices are located at 17919 Waterview Parkway, Dallas, Texas 75252.

ITEM 2.

            (A) NAMES OF PERSON FILING.

            This statement is filed by L.J. Sevin ("Sevin").

            (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

            The principal business office of Sevin is Two Galleria Tower, 13455 Noel Road, Suite 1670, LB 5, Dallas, Texas 75240.

            (C)  CITIZENSHIP.

            Sevin is a U.S. citizen.

            (D) TITLE OF CLASS OF SECURITIES.

            This statement relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Issuer.

            (E)  CUSIP NUMBER.

            081603 10 2

ITEM 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


                                Page 3 of 6 Pages

ITEM 4.     OWNERSHIP.

            (A)  AMOUNT BENEFICIALLY OWNED.

            Sevin  beneficially  owns  695,120  shares of Common Stock.  Of such
            shares, 60,639 shares  are  owned  of  record  by  the  L.J.   Sevin
            Benevolent Fund (the "Fund"), of which Sevin is the trustee.

            (B)  PERCENT OF CLASS.1

            10.0%.

            (C) POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF SECURITIES.

            Sevin has sole power to vote or dispose or to direct the vote or disposition of the 695,120 shares of Common Stock beneficially owned by him.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM        6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER  PERSON.

            The Fund has the right to receive dividends or proceeds from the sale of 60,639 shares of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

----------------------------
1 According to the most recently available filing with the Securities and Exchange Commission in which such number is required to be indicated.


                                Page 4 of 6 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.



                                Page 5 of 6 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 13, 1998                    /s/ John Jaggers, Attorney-in-fact
                                             -----------------------------------
                                                  L. J. Sevin



                                Page 6 of 6 Pages